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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year end December 31, 2003
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-30066

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

  SANDERS MORRIS HARRIS GROUP INC. 401(K) PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  SANDERS MORRIS HARRIS GROUP INC.
  600 TRAVIS, SUITE 3100
  HOUSTON, TX 77002

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

  1.
  Financial statements

  •
  Report of Independent Registered Public Accounting Firm

  •
  Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002

  •
  Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and December 31, 2002

  •
  Notes to Financial Statements

    Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

  2.
  Supplemental Schedule

    Schedule H, line 4i—Schedule of Assets (Held At End of Year)

  3.
  Exhibits

    None

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
Dated: June 28, 2004	By:	/s/ Plan Trustee

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
for the years ended December 31, 2003 and 2002

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
TABLE OF CONTENTS

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	3
Notes to Financial Statements	4
Supplemental Schedule*:
Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003	11
*
Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Sanders Morris Harris Group Inc.:

We have audited the accompanying statement of net assets available for benefits of the Sanders Morris Harris Group Inc. 401(k) Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sanders Morris Harris Group Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Item 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                      /s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 24, 2004

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

ASSETS	2003	2002
Non-interest bearing cash	$73,753	$32,941

Investments at market value:
Schwab money market account	571,444	281,208
Registered investment companies ("mutual funds")	6,783,736	4,830,177
Sanders Morris Harris Group Inc. common stock	260,078	220,303
Other common stocks	1,094,442	426,923
Preferred stocks	5,500	2,068
Corporate bonds	122,277	48,380
Participant loans	173,955	146,881

Total investments	9,011,432	5,955,940

Contributions receivable from participants	—	21,032

Net assets available for benefits	$9,085,185	$6,009,913

The accompanying notes are an integral part of these financial statements.

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2003 and 2002

	2003	2002
Increases in net assets attributable to:
Investment income:
Interest and dividends	$110,764	$58,920
Net appreciation in fair value of investments	1,397,937	—

Total investment income	1,508,701	58,920

Contributions:
Participants	1,596,412	1,301,394
Participant rollover contributions	403,429	104,126

Total contributions	1,999,841	1,405,520

Total additions	3,508,542	1,464,440

Deductions from assets attributable to:
Benefits and withdrawals	425,500	263,196
Net depreciation in fair value of investments	—	836,032
Administrative expenses	7,770	2,635

Total deductions	433,270	1,101,863

Net increase	3,075,272	362,577
Net assets available for benefits at beginning of year	6,009,913	5,647,336

Net assets available for benefits at end of year	$9,085,185	$6,009,913

The accompanying notes are an integral part of these financial statements.

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.
Description of Plan

  The following description of the Sanders Morris Harris Group Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective June 27, 2000, the Sanders Morris Mundy, Inc. Age-Related Profit Sharing Plan and the Sanders Morris Mundy, Inc. 401(k) Plan were merged into the Plan.

  Eligibility and Contribution

  Employees are eligible to participate in the Plan on the Plan entry date immediately upon employment and attainment of 21 years of age. Plan entry date is on the first day of the month coincident with or immediately following employment and meeting the eligibility requirements. Participants may make an elective contribution on a tax-deferred basis of up to 100 percent of total compensation, subject to certain limitations provided for in the Code. The Company may, at its discretion, elect to contribute on behalf of each participant; however, no employer contributions were made during 2003 and 2002.

  Allocation of Employer Contributions

  For non-matching discretionary employer contributions, if any, each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.

  Participant Loans

  A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan. Participant loans outstanding as of December 31, 2003 and 2002 totaled $173,955 and $146,881, respectively, and bore interest at rates ranging from 5.00% to 10.50% per year.

  Investment Options

  During the years ended December 31, 2003 and 2002, participants could direct the investment of their accounts in various investment options as follows:

  Enterprise Growth Fund Class A—Invests primarily in common stocks, but may invest in preferred stocks, corporate bonds, U.S. Treasury obligations, convertible securities, depository receipts and money market instruments to achieve capital appreciation.

  Federated Government Obligations Money Market Fund—Invests in short-term obligations and other money market securities to achieve a high level of income and stable share price.

  Dodge & Cox Stock Fund—Invests in equities including common stocks, preferred stocks and convertibles to achieve long-term growth of principal and produce current income.

  Vanguard Small Cap Index Fund—Invests in smaller U.S. companies which make up the MSCI US Small Cap 1750 Index and seeks to track its performance.

  PIMCO Total Return—Invests to achieve maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking.

  Strong Government Securities Fund—Invests primarily in higher-quality bonds issued by the U.S. government or its agencies and in mortgage-backed and asset-backed securities to achieve a high level of current income with a moderate degree of share-price fluctuation.

  INVESCO Health Sciences Fund—Invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care to achieve capital growth.

  Kemper/Scudder Technology Fund—Invests in securities of companies that benefit from technological advances to achieve capital growth.

  Royce Low-Priced Stock Fund—Invests primarily in equity securities of small and micro-cap companies to achieve long-term growth of capital

  Vanguard Index 500—Seeks to track the performance of the Standard & Poor's 500 Index and invests in the large capitalization companies that make up the index.

  Vanguard REIT Index Fund—Invests primarily in shares of real estate investment trusts (REITs) to achieve a high level of dividend income, as well as long-term growth of capital.

  Columbia Real Estate Fund—Invests primarily in equity securities issued by companies engaged in the real estate industry to achieve capital appreciation and current income.

  Strong High Yield Bond—Invests primarily in medium and lower quality corporate bonds to achieve a high level of current income and capital growth.

  Janus Balanced Fund—Invests primarily in the securities of mature companies demonstrating a history of solid earnings to achieve a diversified and balanced mix of equity growth and current income.

  Dreyfus Short Term Income—Invests in investment grade fixed-income securities of U.S. and foreign issuers, including those of issuers in emerging markets to maximize total return, consisting of capital appreciation and current income.

  Individual Trading Accounts—Allows participants to self-direct investments in public debt and equity markets. This option is limited to participants with account balances greater than $1,000 and investment options are subject to investment parameters.

  Sanders Morris Harris Group Inc. Common Stock—Equity securities of the Company. This is no longer an investment option for new contributions after November 30, 2001.

  Vesting

  Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:

Years of Service	Percent Vested
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

  For purposes of vesting, a year of service is 1,000 hours worked within a single plan year. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

  Retirements and Terminations

  In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their account balances.

  Administration

  Pinnacle Trust Co. LTA, an affiliate of the Company, serves as co-trustee and investment manager of the Plan. The Company administers the Plan, and, accordingly, officers or employees of the Company perform plan administrative functions. No officers or employees receive compensation from the Plan. The custodian of the Plan's assets and non-discretionary trustee of the Plan is Security Trust Company. The record keeper for the Plan is Invesmart of Austin, Inc.

  All administrative costs are paid by the Company, with the exception of loan set-up and maintenance fees. Participants pay loan set-up and maintenance fees.

2.
Summary of Significant Accounting Policies

  Basis of Accounting

  The Plan's financial statements have been prepared on the accrual basis of accounting.

  Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

  Investments

  The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

  Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

  The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.

  Risks and Uncertainties

  The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

  Reclassifications

  Certain items in the December 31, 2002 statement of net assets available for benefits have been reclassified to the presentation at December 31, 2003.

3.
Investments

  The following presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	December 31, 2003		December 31, 2002
	Units	Current Value	Current Units	Value
Schwab money market account	—	$571,444	—	$281,208
Registered investment companies:
Enterprise Growth Fund A	119,612	1,897,043	110,743	1,510,541
Federated Government Obligations Money Market Fund	1,161,522	1,161,522	1,149,641	1,149,641
Dodge & Cox Stock Fund	8,729	993,202	7,258	639,089
Vanguard Small Cap Index	24,862	561,878	24,075	377,019
PIMCO Total Return Fund	44,552	477,157	29,696	316,853
4.
Party-In-Interest Transactions

  At December 31, 2003 and 2002 the investment in Sanders Morris Harris Group Inc. common stock consisted of 20,974 and 25,206 shares, respectively. As described in Note 1, the Company's common stock is no longer an investment option. During the years ended December 31, 2003 and 2002, the Plan engaged in purchases and sales transactions for shares of the Company's common stock, as follows:

	2003	2002
Fair value at beginning of year	$220,303	$111,248
Purchases	5,618	36,212
Sales	(36,309)	(6,704)
Unrealized appreciation in fair value	70,466	79,547

Fair value at end of year	$260,078	$220,303

5.
Credit Risk

  The Plan provides for investments in mutual funds, common stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

6.
Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended and restated since receiving the determination letter based upon the adoption of the Plan Data, Inc. Regional Prototype Profit Sharing Plan and Trust with Employee Contributions. The prototype plan received a determination letter dated November 19, 2001 stating that its form is in accordance with the applicable requirements of the Code, and accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.
Reconciliation to Form 5500

  Following is a reconciliation of net assets available for benefits between the Form 5500 and the financial statements as of December 31, 2003 and 2002:

	2003	2002
Net assets available for benefits per Form 5500	$9,085,185	$6,020,641
Rollover contributions not invested	—	(8,309)
Other	—	(2,419)

Net assets available for benefits per financial statements	$9,085,185	$6,009,913

  Following is a reconciliation of the change in net assets available for benefits per the Form 5500 to the financial statements for the years ended December 31, 2003 and 2002:

	2003	2002
Net increase in net assets available for benefits per Form 5500	$3,064,544	$370,787
Rollover contributions not invested until 2003	8,309	(8,309)
Other	2,419	99

Net increase in net assets available for benefits per financial statements	$3,075,272	$362,577

SUPPLEMENTAL SCHEDULE

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

EIN:	76-0339922
PN:	001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Interest-bearing cash account
*	Schwab Money Market Fund	Money market account	$571,444	**

	Total interest-bearing cash accounts		571,444

	Registered investment companies
	Enterprise Growth Fund A	Mutual fund	1,897,043	**
	Federated Government
	Obligations Money
	Market Fund	Mutual fund	1,161,522	**
	Dodge & Cox Stock Fund	Mutual fund	993,202	**
	Vanguard Small Cap Index	Mutual fund	561,878	**
	PIMCO Total Return Fund	Mutual fund	477,157	**
	Strong Government
	Securities Fund	Mutual fund	408,937
	AIM Invesco Health
	Sciences Fund	Mutual fund	291,236
	Scudder Technology Fund	Mutual fund	296,999
	Royce Low-Priced Stock Fund	Mutual fund	221,879
	Vanguard 500 Index Fund	Mutual fund	180,820
	Quaker Aggressive
	Growth A Fund	Mutual fund	102,701
	Vanguard Reit Index Fund	Mutual fund	67,757
	Columbia Real Estate Fund	Mutual fund	26,965
	Strong High Yield Bond Fund	Mutual fund	33,110
	Janus Balanced Fund	Mutual fund	47,385
	Dreyfus Short Term Income Fund	Mutual fund	11,257
	Strong Short Term High Yeild
	Investment Fund	Mutual fund	3,888

	Total mutual funds		6,783,736

*
Represents a party in interest
**
Represents investment comprising at least 5% of net assets available for benefits

Continued

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

EIN:	76-0339922
PN:	001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common stocks
	Advanced Viral Research Corp.	Common stock	1,280
	Agete Systems, Inc. Class A	Common stock	3
	Agete Systems, Inc. Class B	Common stock	75
	Airtran Holdings, Inc.	Common stock	2,380
	AK Steel Holding Corp	Common stock	15,300
	Amerada Hess Corp.	Common stock	5,317
	American International Group, Inc	Common stock	6,628
	Amgen, Inc	Common stock	12,358
	Asia Pulp and Paper ADR	Common stock	8
	Bea Systems, Inc.	Common stock	1,230
	Bristol-Meyers Squibb Company	Common stock	5,720
	Cap Environmental Resources	Common stock	13,706
	Casual Male Retail Group	Common stock	49,274
	China Life Insurance Company ADR	Common stock	9,891
	Citigroup, Inc.	Common stock	4,854
	Cooper Cameron Corp.	Common stock	4,660
	Costco Wholesale Corp.	Common stock	3,718
	Covad Communications	Common stock	4,500
	Crown Financial Group, Inc.	Common stock	4,500
	Cyberonics, Inc.	Common stock	32,010
	Dodge & Cox Stock Fund	Common stock	5,303
	Dow Chemical Corp.	Common stock	10,393
	E*Trade Financial Corp.	Common stock	6,325
	El Paso Corporation	Common stock	49,140
	Eli Lilly & Company	Common stock	7,033
	EMC Corp.	Common stock	3,553
	Encysive Pharmaceuticals	Common stock	44,750
	Enron Corp.	Common stock	21
*
Represents a party in interest
**
Represents investment comprising at least 5% of net assets available for benefits

Continued

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

EIN:	76-0339922
PN:	001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common stocks, continued
	Exploration Company of Delaware	Common stock	12,200
	Exxon Mobil Corp	Common stock	32,908
	Fact Corporation A	Common stock	1,348
	Factory 2 U, Inc.	Common stock	4,798
	Flextronics International, Ltd.	Common stock	1,480
	General Electric Company	Common stock	6,196
	Home Depot Incorporated	Common stock	8,873
	Innovo Group, Inc.	Common stock	9,540
	International Business Machines, Inc.	Common stock	9,268
	Introgen Therapeutics, Inc.	Common stock	33,840
	Johnson & Johnson	Common stock	5,166
	KCS Energy, Inc.	Common stock	128,953
	Kirby Corporatiom	Common stock	34,880
	Kraft Foods Class A, Inc.	Common stock	3,222
	Lexar Media, Inc.	Common stock	3,486
	Luby's, Inc.	Common stock	12,638
	Lucent Technologies	Common stock	284
	Mace Security International, Inc.	Common stock	5,225
	Mariner Health Care, Inc.	Common stock	22,300
	Microsoft Corporation	Common stock	27,370
	Nano-Proprietary, Inc.	Common stock	70,980
	NASDAQ 100 Trust	Common stock	912
	NetScreen Technologies	Common stock	12,375
	Oshkosh Truck Corp.	Common stock	6,642
	P-Com, Inc	Common stock	6,815
*	Sanders Morris Harris Group	Common stock	260,078
	Schering-Plough	Common stock	3,478
	Sepracor, Inc.	Common stock	2,393
*
Represents a party in interest
**
Represents investment comprising at least 5% of net assets available for benefits

Continued

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

EIN:	76-0339922
PN:	001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common stocks, continued
	Source Corp.	Common stock	38,445
	Swift Energy Compamy	Common stock	58,975
	Synagro Technologies, Inc.	Common stock	30,580
	Synovis Life Technologies, Inc.	Common stock	50,850
	Systemone Technologies	Common stock	6,188
	Target Corp.	Common stock	26,880
	Tellebs, Inc.	Common stock	4,215
	Teva Pharmaceuticals SP ADR	Common stock	5,671
	U S Energy Systems, Inc	Common stock	6,441
	U S Plastic Lumber Corp.	Common stock	3,120
	United Rentals, Inc.	Common stock	15,408
	Urecoats Industries, Inc.	Common stock	1,530
	Viasat, Inc.	Common stock	17,226
	Viisage Technology, Inc.	Common stock	7,200
	Viper Networks, Inc.	Common stock	800
	Wal-Mart Stores, Inc.	Common stock	5,305
	Warnaco Group, Inc.	Common stock	7,975
	Waterlink, Inc.	Common stock	320
	Wells Fargo & Company New	Common stock	29,445
	Wyeth Co.	Common stock	6,368

	Total common stocks		1,354,520

	Preferred stocks
	Hospitality Properties
	Preferred Series B	Preferred stock	5,500

	Total preferred stocks		5,500

*
Represents a party in interest
**
Represents investment comprising at least 5% of net assets available for benefits

Continued

SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

EIN:	76-0339922
PN:	001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Corporate bonds
	Pac West Telecom	Corporate bond — 13.5% due February 1, 2009	122,277

	Total corporate bonds		122,277

*	Participant loans	Loans (bearing interest at rates ranging from 5.00% to 10.50%)	173,955

	Total participant loans		173,955

	Total assets held for investment purposes		$9,011,432

*
Represents a party in interest
**
Represents investment comprising at least 5% of net assets available for benefits

QuickLinks

REQUIRED INFORMATION
SIGNATURES
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN TABLE OF CONTENTS
REPORT OF INDEPENDENT ACCOUNTANTS
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2003 and 2002
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 2003 and 2002
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2003
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2003
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2003
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2003
SANDERS MORRIS HARRIS GROUP INC. 401(k) PLAN SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2003